Exhibit 1.02

Tesco Corporation
Conflict Minerals Report
For the Year Ended December 31, 2013

This report for the year ended December 31, 2013 was prepared in accordance with the provisions of Rule 13p-1 under the Securities Exchange Act of 1934 (the "Rule"), the Form SD, guidance issued by the staff of the Securities and Exchange Commissions (the "SEC") on April 29, 2014, and the Frequently Asked Questions regarding Conflict Minerals issued by the staff of the SEC on May 30, 2013. Please refer to the Rule for definitions to the terms used in this Conflict Minerals Report unless otherwise defined herein.

For the purpose of the Required Reasonable Country of Origin Inquiry ("RCOI"), Tesco Corporation (the "Company") continued to receive supply chain responses through May 31, 2014.

Overview:
We are a global leader in the design, manufacturing of products, and service delivery of technology-based solutions for the upstream energy industry. We seek to change the way wells are drilled by delivering safer and more efficient solutions that add real value by reducing the costs of drilling for and producing oil and natural gas.

In 2013, the Company manufactured top drives and tubular services tools. We are subject to the Rule to the extent that products we manufacture contain conflict minerals necessary to their functionality or production. The SEC currently defines the term “conflict minerals” to include cassiterite, columbite-tantalite, gold, wolframite and their derivatives, which are limited to tin, tantalum and tungsten. In this Conflict Minerals Report, we refer to tin, tantalum, tungsten and gold collectively as the “3TG Minerals.”

We are not a vertically integrated manufacturer, do not have a direct relationship with any 3TG Mineral smelters and make no purchases in the Democratic Republic of the Congo or adjoining countries (the “Covered Countries”). We conducted an analysis of our products and found that 3TG Minerals are included in certain vendor-supplied components incorporated into some of our products, such as top drives, casing running tools, and related products and instrumentation. While we are several levels removed from the actual mining of conflict minerals, in accordance with the Rule, we conducted a RCOI for the 3TG Minerals included in our products and due diligence on the source and chain of custody of potential conflict minerals. As described below, our due diligence efforts remain ongoing.

Reasonable Country of Origin Inquiry:
In accordance with the Rule, the Company undertook due diligence to determine the conflict minerals status of the necessary conflict minerals used in components for manufacturing the Company's products. In crafting our due diligence program, we considered the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD 2011)("OECD Framework").

Our RCOI began with an analysis of the products that we manufactured in 2013 that contain vendor-supplied components with 3TG Minerals necessary to the functionality of the product. This analysis was undertaken by our engineers who reviewed the raw materials and/or purchased subcomponents used in Company products.

We then developed a list of vendors that provide such components or other materials for Company products. We next surveyed and directly engaged those vendors to determine the following:

•	whether any of the components supplied to us contained 3TG Minerals;

•	whether the vendor has its own due diligence process; and

•	whether the vendor has a policy regarding conflict minerals.

Based on the responses, we prepared to engage with a vendor, if appropriate, to determine: (i) what smelters were used by the vendor and its supply chain, and (ii) whether those smelters were certified as conflict-free by the Electronic Industry Citizenship Coalition ("EICC").

We have specifically engaged the vendors of the components containing 3TG Minerals. Many of those vendors continue to search their own supply chains to confirm the source of the 3TG minerals and not all of our vendors have responded. As a result of the due diligence measures described above, the Company has no reason to believe that its necessary 3TG Minerals may have originated in the Covered Countries.

Due Diligence Program:
We designed our due diligence program based on the OECD Framework. The program was designed to collect information from our suppliers, implement management systems, analyze our supply chain, and develop then implement a strategy to respond to identified risks. We report on our compliance obligations periodically to our Corporate Governance and Nominating Committee of the Board of Directors.

Independent Private Sector Audit:
This Report has not been subject to an independent private sector audit as allowed under the Rule, which provides a temporary accommodation for the first two years following November 13, 2012.

Ongoing Program:
In the next compliance period, the Company intends to implement steps to improve the information gathered from its due diligence to further ensure that the necessary 3TG Minerals found in the Company's products do not benefit armed groups. Such efforts will include (i) the adoption and publication of a formal conflict minerals policy, (ii) a review of suppliers who are unable to provide a representation as to the ultimate source of the 3TG Minerals in their products, and (iii) the further development of our conflict minerals program. We will continue to include contract provisions in our master supply agreements and purchase orders that require cooperation with these due diligence efforts and seek direct representations, when possible, of conflict-free sourcing of 3TG Minerals.